Exhibit 21.1
Subsidiaries of the Registrant

Set forth below is a list of the significant subsidiaries of the Registrant. All of the subsidiaries listed below are wholly-owned subsidiaries of 9 Meters Biopharma, Inc. and are owned directly by 9 Meters Biopharma, Inc.

Subsidiary	Jurisdiction of Formation
Naia Rare Diseases, LLC	Delaware
RDD Pharma Ltd.	Israel